Dear Fellow Shareholder;

On behalf of your Board of Directors, I am pleased to provide you with a review of Northern Dynasty’s activities over the past year. Additional information can be found within the Company’s year-end financial materials and on-line at www.northerndynasty.com.

Should you have questions concerning the proxy materials provided, please contact our Investor Relations personnel at 604-684-6365 or toll-free at 1-800-667-2114.

2009 was a busy and productive year for Northern Dynasty Minerals Ltd. and its principal asset, Alaska’s Pebble Project, in which the Company holds a 50% interest. Following several years of intensive engineering effort, the Pebble Partnership is now nearing completion of a Prefeasibility Study (PFS) and preparing to initiate project permitting under the National Environmental Policy Act (NEPA) in 2011.

As you know, Pebble is the largest undeveloped copper-gold-molybdenum porphyry system in the world. In February, the Pebble Partnership announced an expanded mineral resource estimate for Pebble based on drilling undertaken in late 2008 and 2009. The new estimate represents a 17% increase in total resources within higher confidence measured and indicated categories, and a 12%, 14% and 16% increase in contained copper, gold and molybdenum respectively.

The Pebble depositi now comprises:

  5.94 billion tonnes of measured and indicated resources containing 55 billion lb copper, 67 million oz gold and 3.3 million lb molybdenum and,

  4.84 billion tonnes of inferred resources containing 26 billion lb copper, 40 million oz gold and 2.3 million lb molybdenum.

The Pebble Partnership also recently announced an increase in its land position surrounding Pebble – from 153 to 186 sq. miles. Although engineering work on the main Pebble Project is well-advanced, the Pebble Partnership continues to undertake exploration drilling in other areas within its land holdings that present significant potential for the discovery of additional mineral resources.

Since entering a 50:50 partnership agreement with a U.S. subsidiary of Anglo American plc to develop the Pebble Project in mid-2007, all project development costs have been borne by Anglo. Project investment in 2009 totalled some $70 million, including engineering and environmental studies, ongoing geological investigations, stakeholder outreach, corporate and public affairs. To the end of 2009, Anglo American has invested approximately $250 million of the $1.425 to $1.5 billion it must elect to commit in order to maintain its 50% interest in Pebble

The 2010 work program at Pebble is now well launched with a $73 million budget for the year. Its principal focus is to complete a PFS for the project by the end of the 2010 and prepare for project permitting in 2011.

And while progress toward the permitting and development of the Pebble Project has been deliberate and methodical over the past few years, Northern Dynasty is very pleased with where the project stands today.

Anglo American has committed significant financial and human resources to ensure that the project is engineering to the highest standards, and delivers robust economic returns while meeting and exceeding regulatory requirements. Many of Anglo’s most senior, internationally experienced engineers, technical and financial experts have been engaged in the engineering process, including several as full-time members of the Pebble design team.

The Pebble Partnership is now in the final stages of completing its Environmental Baseline Document, which will synthesize some $130 million of environmental data and analysis collected over the past six years. The environmental study program at Pebble is the most exhaustive ever undertaken for a mine development project in the United States (perhaps in the world), and will be a significant asset within the permitting process.

The Pebble Project leadership team in Alaska is also doing a tremendous job of creating supportive social, community and political conditions for permitting. The Pebble Partnership currently holds commercial partnerships with five Native village corporations, including one that has significantly lowered fuel costs for southwest Alaska residents. It has also received supportive resolutions from some 20 local institutions (tribes, Native corporations and borough governments), endorsing the work being done to advance an environmentally sound and socially responsible project.

Perhaps most importantly, an overwhelming majority of Alaskans (at least 79% in recent polling) continue to support the state and federal permitting process for Pebble. Governor Sean Parnell and State legislators have made it clear that Alaska and the U.S. possess the most rigorous environmental standards and permitting requirements for hard rock mines in the world, and that the public interest will be protected if the Pebble Project can meet those rigorous and objective standards and requirements.

This is critically important for the Pebble Project. For while there will always be controversy and even some opposition to world-class mine development projects like Pebble, there is a great deal of stability and predictability in the objective standards and requirements of the NEPA permitting process.

That’s why the Pebble Partnership, with the support of Northern Dynasty and Anglo American, has advanced its engineering program, its environmental study program and its community and public affairs program so deliberately over the past few years. Our goal is to make absolutely certain that all of the conditions for permitting success at Pebble exist by the time we apply for permits next year.

As we approach the completion of a Prefeasibility Study, Northern Dynasty is very confident that the Pebble Project will ultimately meet and exceed all state and federal permitting requirements. We are confident that Alaskans will support the project as an important part of their economic future. And we are confident that Alaska Native corporations will emerge as valuable partners in the Pebble enterprise.

The Pebble Project remains on a clear path to development. And as 50% owner of one of the greatest accumulations of metal ever discovered, Northern Dynasty is well positioned to generate value for its shareholders as Pebble approaches an important project milestone later this year.

Northern Dynasty’s Annual General Meeting, to be held on June 10th at 2 pm PST in Vancouver, B.C., will provide another opportunity to discuss the Pebble Project and Northern Dynasty’s corporate objectives for the year ahead. I hope you can join us and look forward to speaking further with you then.

Best regards,

/s/ Ronald W. Thiessen
Ronald W. Thiessen
President

_______________________
iMineral resources estimated in January 2010 at a 0.3% copper equivalent cut-off; grade of measured and indicated is 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum and grade of inferred is 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum. Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area.